File No. 812-[___]

As filed with the Securities and Exchange Commission on January 21, 2026

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

F/M INVESTMENTS LLC

3050 K. Street NW, Suite 201

Washington, DC  20007

THE RBB FUND, INC.

615 East Michigan Street

Milwaukee, WI  53202

Please direct all communications regarding this Application to:

Steven Plump

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, WI  53202

splump@rbbfund.com

With copies to:

Aisha J. Hunt, Esquire Kelley Hunt, PLLC 1630 Welton Street Denver, CO 80202 aisha@kelleyhunt.law (720) 850-8531	Jillian L. Bosmann, Esquire Faegre Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 jillian.bosmann@faegredrinker.com (215) 988-3307

This Application (including Exhibits) contains 31 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

F/M INVESTMENTS LLC

3050 K. Street NW, Suite 201

Washington, DC 20007

THE RBB FUND, INC.

615 East Michigan Street

Milwaukee, WI 53202

Investment Company Act of 1940

File No. 812-[_____]

) ) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

I.	INTRODUCTION

The RBB Fund, Inc. (the “Company”) and F/m Investments LLC (“F/m Investments” or the “Advisor”) 1 (the Company and Advisor together, the “Applicants”) hereby file this application (the “Application”), for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), and, to the extent applicable, under Sections 6(c) and 17(b) of the Act, that would supplement the Commission’s multi-class ETF exemptive order described below and would, solely to the extent necessary, exempt the Applicants from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and from Sections 17(a)(1) and 17(a)(2) of the Act, in each case to permit exchange-traded shares of the F/m US Treasury 3 Month Bill ETF (“TBIL” or the “Fund”) to be recorded and held in tokenized book-entry form and to permit the related recordkeeping and controlled transfer mechanics described in this Application.2

On January 13, 2026, the Commission issued an exemptive order to the Applicants (the “Multi-Class Order”) permitting the Fund to offer (i) one class of exchange-traded shares that operates as an exchange-traded fund (the “ETF Class,” and such shares, “ETF Shares”) and (ii) one or more classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”), subject to the terms and conditions of the Multi-Class Order.3 The Fund will comply with all applicable terms and conditions of the Multi-Class Order, including the conditions designed to preserve customary ETF market structure and to prevent material dilution or cross-subsidization among classes.

[1]	For purposes of this Application, references to the “Advisor” include any successor investment adviser to the Fund and any entity controlling, controlled by, or under common control with the Advisor that may serve as investment adviser to the Fund.

[2]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity, existing now or in the future, that relies on the Order in the future will comply with the terms and conditions in the Application.

[3]	See F/m Investments LLC and The RBB Fund, Inc., Investment Company Act Release No. 35873 (Jan. 13, 2026) (File No. 812-15501) (the “Multi-Class Order”).

This Application is expressly incremental to the Multi-Class Order. The Applicants do not seek to reopen or expand the Commission’s determinations reflected in the Multi-Class Order, Rule 6c-11 under the Act,4 or other Commission policy regarding ETF market structure. Rather, the Applicants request only the additional relief necessary to permit an optional tokenized recordkeeping and controlled transfer mechanism for ETF Shares, within the framework established by the Multi-Class Order and subject to the conditions and safeguards set forth herein.

Specifically, the Applicants seek to permit ETF Shares to be recorded and held, at the election of certain shareholders through their financial intermediaries, using a controlled distributed ledger recordkeeping system (the “DLT Platform”) as as tokenized book-entry interests in ETF Shares (“Tokenized ETF Shares”). Tokenized ETF Shares represent the same ETF Shares and will have no differences in economic rights, voting rights, or redemption rights from ETF Shares held through The Depository Trust Company (“DTC”) or other conventional book-entry arrangements. ETF Shares held in conventional book-entry form and ETF Shares reflected as Tokenized ETF Shares will be exchangeable on a one-for-one basis in accordance with procedures described in this Application. The Fund will have a single ETF Class; Tokenized ETF Shares are not a separate class of the Fund’s shares.

The Fund’s transfer agent (the “Transfer Agent”) will maintain the authoritative official shareholder record for the Fund’s shares, including ETF Shares held through DTC and any ETF Shares reflected on the DLT Platform as Tokenized ETF Shares (the “Official Share Register”). The DLT Platform will be used as a controlled recordkeeping and transfer component in connection with the Transfer Agent’s performance of its transfer agent functions.5 In any discrepancy between the DLT Platform records and the Official Share Register, the Official Share Register will control.

Tokenized ETF Shares will be held only in transfer agent–approved “Whitelisted Wallet” addresses on the DLT Platform that are associated with regulated financial intermediaries (“Regulated Intermediaries”), including in omnibus or custodial accounts. Regulated Intermediaries include registered broker-dealers (including introducing and clearing firms) and banks or trust companies that hold shares of the Fund for customers or omnibus accounts, in each case subject to applicable law and self-regulatory organization rules. A Whitelisted Wallet is a digital account on the DLT Platform that is controlled by a Regulated Intermediary and that has been pre-approved under written procedures of the Fund and its transfer agent to hold Tokenized ETF Shares. Only such pre-approved institutional wallets may hold Tokenized ETF Shares. Retail investors will continue to hold their interests through their Regulated Intermediary accounts and will not hold Tokenized ETF Shares in personal or “self-hosted” wallets, although Regulated Intermediaries may offer customer-facing digital tools, including wallet-style interfaces, through which investors may view Tokenized ETF Share positions and submit related instructions.

[4]	Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) (Oct. 24, 2019) (the “Adopting Release”).

[5]	See Division of Trading and Markets, U.S. Securities and Exchange Commission, No-Action Letter to The Depository Trust Company re: DTCC Tokenization Services (Dec. 11, 2025) (describing a limited pilot DLT-based recordkeeping overlay for DTC-held securities, including allow-listed wallet controls, transfer restrictions, and limited reversibility features).

No relief is requested from any provision of the Securities Exchange Act of 1934 (the “Exchange Act”) or any rules or regulations thereunder. Any secondary-market purchase or sale of ETF Shares (including ETF Shares that are reflected as Tokenized ETF Shares on the DLT Platform) will occur only through registered broker-dealers on a national securities exchange or, as applicable, through registered broker-dealers on an alternative trading system (“ATS”). Transfers of Tokenized ETF Shares on the DLT Platform will be limited to transfers between Whitelisted Wallets controlled by Regulated Intermediaries and will be effected only (i) to record issuance, redemption, or conversion transactions, and (ii) to record the delivery of ETF Shares in connection with the settlement of secondary-market trades that have been executed on a national securities exchange or, as applicable, an ATS, with all related cash settlement occurring through conventional, off-platform arrangements. The DLT Platform will not provide order matching, trade execution, price discovery, clearance, or market-wide settlement services.

II.	THE APPLICANTS

A.	The Company

The RBB Fund, Inc. is an open-end management investment company that is registered under the Act. The Company was organized as a Maryland corporation on February 29, 1988. The offerings of the Company’s shares are registered under the Securities Act of 1933, as amended (the “Securities Act”).

B.	The Fund

The Fund is a series of the Company and operates as an exchange-traded fund pursuant to Rule 6c-11 under the 1940 Act. Shares of the Fund are listed for trading on a national securities exchange under the ticker symbol “TBIL” and are registered under the Securities Act.

The Fund’s investment objective, as set forth in its registration statement on Form N-1A, is to seek investment results that, before fees and expenses, correspond generally to the price and yield performance of the Bloomberg US Treasury Bellwether 3M Total Return USD Unhedged Index (the “Underlying Index”). Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in the component securities of the Underlying Index, which provide index-based, short-term exposure to U.S. Treasury obligations, as described in its registration statement. 6

[6]	See The RBB Fund, Inc., registration statement on Form N-1A (File Nos. 33-20827 and 811-05518), as filed electronically with the SEC on December 30, 2025, including the prospectus and statement of additional information for F/m US Treasury 3 Month Bill ETF.

C.	The Advisor

The Advisor is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisor serves as the investment adviser to the Fund pursuant to an investment management agreement with the Company.

III.	BACKGROUND

The Commission granted a small number of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.7 In 2019, the Commission adopted Rule 6c-11 to provide the exemptive relief necessary under the Act to permit ETF operations.8 However, the Commission determined not to provide the exemptive relief necessary to allow for ETF classes as part of Rule 6c-11. The Adopting Release explains that ETF class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with “Authorized Participants” (as defined in Rule 6c-11) on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio.9 As a result, certain costs may result from transactions through one class, but all shareholders generally would bear the costs.

The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.10

On January 13, 2026, the Commission issued an exemptive order to the Applicants permitting the Fund to offer one ETF Class and one or more Mutual Fund Classes, subject to the terms and conditions of the Multi-Class Order.11 The Fund will operate in reliance on the Multi-Class Order and, as described below, the Applicants seek only additional exemptive relief necessary to support Tokenized ETF Shares.

[7]	Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); and Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[8]	See Adopting Release, supra note 4.

[9]	Adopting Release at 122-123 (noting that “costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.”).

[10]	Adopting Release at 124.

[11]	See Multi-Class Order, supra note 3.

IV.	IN SUPPORT OF THE APPLICATION

A.	Narrow, Incremental Nature of the Requested Relief; Consistency with the Multi-Class Order and Rule 6c-11

The Fund currently operates, and will continue to operate, within the framework of Rule 6c-1112 and the Multi-Class Order,13 which together provide the primary regulatory basis for the ETF Class and the Mutual Fund Classes. Rule 6c-11 reflects the Commission’s policy determinations regarding the operation of ETFs, including transparency, custom baskets, and arbitrage-supporting conditions, and the Multi-Class Order reflects the Commission’s determinations regarding the operation of an ETF class alongside one or more Mutual Fund Classes under Section 18 and Rule 18f-3.

Applicants do not seek to reopen or extend any of those policy determinations. Instead, the requested Order is incremental to the Multi-Class Order and is narrowly tailored to permit Tokenized ETF Shares. The Fund’s investment objective, investment strategies, portfolio management, primary-market creation and redemption processes, and secondary-market trading framework under Rule 6c-11 will be unchanged.

The tokenized recordkeeping and transfer mechanics of Tokenized ETF Shares described in this Application are designed to operate as an overlay to the Fund’s existing book-entry arrangements at the Transfer Agent and DTC. The DLT Platform will not replace the Official Share Register, will not function as a trading venue, and will not support tokenized interests in any securities other than ETF Shares of the Fund. The requested relief therefore does not seek Commission action regarding the use of distributed ledger technology for retail self-custody or for operation of trading venues, and does not request any relief under the Exchange Act or the rules thereunder. Any evolution in the trading, clearance, or settlement of ETF Shares on tokenized or on-chain securities venues will be addressed, if at all, under the Exchange Act and the rules thereunder rather than through this Application.

B.	Benefits of Tokenized ETF Shares

Applicants believe that permitting Tokenized ETF Shares, in the manner described in this Application, will confer several benefits that are consistent with the public interest and the protection of investors and that are aligned with the Multi-Class Order and Rule 6c-11. In particular, the structure is intended to enhance the Fund’s operational resilience and distribution flexibility as market infrastructure and investor expectations evolve, including the emergence of regulated tokenized-securities and related settlement platforms, while maintaining the Fund’s existing investment objective, portfolio management, and ETF market structure profile.

[12]	See Adopting Release, supra note 4.

[13]	See Multi-Class Order, supra note 3.

First, the DLT Platform is expected to enhance operational transparency and traceability for ETF Shares by providing an additional, controlled recordkeeping layer that records positions and authorized transfers among Whitelisted Wallets maintained by Regulated Intermediaries. This additional recordkeeping layer may facilitate more efficient internal reconciliations and exception-management processes for participating intermediaries, while preserving the Official Share Register as the controlling record of share ownership.

Second, the DLT Platform is expected to support innovation in investor-facing interfaces provided by Regulated Intermediaries. Over time, Tokenized ETF Shares may facilitate more user-friendly, wallet-interface-compatible account experiences and more seamless portability of ETF positions across digital channels and platforms. This is intended to help intermediaries serve investors, including digital-native investors, who prefer to view or manage traditional securities in modern digital environments, while keeping the Fund’s capital-markets profile, arbitrage mechanisms, and regulatory treatment aligned with the Multi-Class Order. Any such interfaces will remain under the custody or control of Regulated Intermediaries. Retail investors will not hold Tokenized ETF Shares in self-hosted wallets, and no retail beneficial owner will have unilateral authority to transfer Tokenized ETF Shares on the DLT Platform. Participating Regulated Intermediaries will retain possession or control of the private keys, or equivalent control rights, for all Whitelisted Wallets holding Tokenized ETF Shares.

Third, the ability for Regulated Intermediaries to hold Tokenized ETF Shares in Whitelisted Wallets, to convert between conventional and tokenized form on a one-for-one basis and to use limited internal non-sale transfers (such as omnibus reallocations and collateral movements) is expected to support sweep, model portfolio and other programmatic allocation features for intermediaries that elect to build such capabilities. These features may facilitate integration of the Fund into certain digital or multi-platform architectures while remaining within the controlled perimeter and conditions described in this Application.

Fourth, by limiting Tokenized ETF Shares to the ETF Class and allocating any Fund-borne DLT-related expenses to the ETF Class in accordance with the Fund’s Rule 18f-3 plan (the “Rule 18f-3 Plan”), the structure is designed to avoid cross-subsidization between ETF shareholders and Mutual Fund shareholders. The Fund’s Board will oversee the Rule 18f-3 Plan and the allocation of any DLT-related expenses, consistent with the principles underlying Rule 18f-3 and the Multi-Class Order.

In addition, the tokenized book-entry option is expected to promote operational resilience by adding a controlled, auditable recordkeeping layer that can assist in monitoring positions and transfers, detecting errors, and supporting remediation in the event of operational incidents, while maintaining the existing DTC and Transfer Agent infrastructure as the core settlement and recordkeeping framework.

Market commentary and research, including initiatives by national securities exchanges and other regulated market infrastructures to develop tokenized-securities platforms, indicate growing interest in tokenized equities and other tokenized real-world assets on major digital-asset and brokerage platforms, including efforts to offer longer or continuous trading hours, on-chain settlement, and integrated collateral frameworks. 14 A tokenized ETF share structure that remains within the Fund’s existing regulatory perimeter may allow the Fund to respond to these developments in a controlled manner, subject to Board oversight and platform-by-platform due diligence.

C.	Investor Protections and Risk Mitigants

The requested relief is accompanied by a set of conditions and operational controls that are designed to address the types of concerns the Commission and the staff have identified in prior ETF, multi-class, and distributed-ledger contexts, including concerns regarding cross-subsidization, “trading by transfer,” cyber and operational risk, and overreaching in affiliated transactions.

The DLT Platform will operate on a Whitelisted Wallet model, under which only Regulated Intermediaries may hold Whitelisted Wallet addresses. Retail investors will not hold Tokenized ETF Shares directly on the DLT Platform. The Transfer Agent will implement procedures reasonably designed to ensure that transfers of Tokenized ETF Shares on the DLT Platform are effected only among Whitelisted Wallets and only in connection with (i) “Creation Unit” transactions (as defined in Rule 6c-11), (ii) settlement of secondary-market trades executed on a national securities exchange or, as applicable, through a registered broker-dealer on an ATS, (iii) conversions between conventional book-entry ETF Shares and Tokenized ETF Shares, and (iv) limited other non-sale transfers (such as internal omnibus reallocations and estate transfers) consistent with applicable law and the conditions of the Order. These procedures are designed to prevent the DLT Platform from being used as a substitute for regulated secondary-market trading.

[14]	See, e.g., The New York Stock Exchange, Press Release, “The New York Stock Exchange Develops Tokenized Securities Platform,” (Jan. 19, 2026), available at https://ir.theice.com/press/news-details/2026/The-New-York-Stock-Exchange-Develops-Tokenized-Securities-Platform/default.aspx (announcing a tokenized-securities platform designed to support 24/7 trading of tokenized U.S.-listed stocks and ETFs with on-chain settlement and tokenized-capital funding); and Coinbase, “System Update: The future of finance is on Coinbase,” Coinbase Product Blog (Dec. 17, 2025), available at https://www.coinbase.com/blog/system-update-the-future-of-finance-is-on-coinbase (describing an institutional tokenization platform for tokenizing real-world assets and support for tokenized stocks and extended-hours trading).

The Transfer Agent will maintain procedures reasonably designed to prevent duplicate share records, including procedures for minting and burning Tokenized ETF Shares in connection with conversions between conventional and tokenized book-entry form, reconciliations between the DLT Platform and the Official Share Register, and protocols for responding to reconciliation breaks, protocol-level incidents, or wallet compromises. The Fund’s Board, including a majority of the independent directors, will receive periodic reports regarding the operation of the DLT Platform, no less frequently than annually, including material cybersecurity and operational incidents and the remediation of such incidents, and will oversee related policies and procedures as part of the Fund’s compliance program under Rule 38a-1.

Tokenization does not change which persons may be “affiliated persons” under Section 2(a)(3) or the economic substance of Creation Unit transactions. In-kind creations and redemptions will continue to be effected in accordance with transparent basket policies and valuation practices reasonably designed to prevent dilution and overreaching, whether ETF Shares are held in conventional book-entry form or as Tokenized ETF Shares. The requested exemption from Sections 17(a)(1) and 17(a)(2), and the associated relief under Section 17(b), is therefore limited to the use of the DLT Platform as an additional recordkeeping and transfer mechanism, and does not expand the categories of transactions, instruments, or counterparties that may participate in Creation Unit transactions.

In light of the foregoing, including the conditions and operational controls described above, Applicants believe that the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and that the conditions of the Order are reasonably designed to address the investor-protection and policy considerations associated with Tokenized ETF Shares. The requested Order is designed to allow the Fund to accommodate, in a narrow and incremental manner, the emergence of regulated tokenized-securities and settlement infrastructures while preserving the Commission’s existing determinations regarding ETF market structure and applying safeguards reasonably designed to protect investors.

V.	DESCRIPTION OF TOKENIZED ETF SHARES AND DLT RECORDKEEPING

A.	Overview; Relationship to Existing ETF Operations

The Fund will continue to operate as an exchange-traded fund in the customary manner (including issuance and redemption of ETF Shares only in Creation Units through Authorized Participants) pursuant to the Multi-Class Order. Tokenized ETF Shares are designed to provide an optional, alternative book-entry holding and transfer method for ETF Shares for shareholders that elect to hold through participating intermediaries, without altering the Fund’s investment objective, portfolio management, or primary-market creation and redemption processes.

Primary market Creation Unit transactions in ETF Shares, including the role of Authorized Participants in delivering baskets and receiving ETF Shares, will continue to be processed through the Fund’s existing creation and redemption arrangements in the customary manner pursuant to the Multi-Class Order. Authorized Participants and other broker-dealers that act as Regulated Intermediaries may continue to finance, margin, or pledge ETF Share inventory, and to satisfy clearing fund or other collateral requirements, in accordance with applicable law and the rules of self-regulatory organizations. The availability of Tokenized ETF Shares is not intended to, and will not, alter or expand such practices. Rather, ETF Shares held through conventional book-entry arrangements and ETF Shares reflected as Tokenized ETF Shares in Whitelisted Wallets will be treated as the same security, with the same CUSIP and the same economic and voting rights, for purposes of any such collateral, margin, financing, or clearing arrangements, subject in each case to applicable broker-dealer and bank regulatory requirements, and any such arrangements will occur outside of the DLT Platform.

B.	ETF Shares and Tokenized ETF Shares; Overview of the DLT Platform

The Fund’s ETF Shares will have the same investment objective, investment policies, and fundamental restrictions as any Mutual Fund Class that the Fund may offer, and will represent an interest in the same portfolio of assets. Tokenized ETF Shares represent ETF Shares recorded and held through the DLT Platform and reflected on the Transfer Agent’s Official Share Register. Tokenized ETF Shares are not a separate series of the Company or a separate investment portfolio; rather, they are a recordkeeping and holding arrangement for ETF Shares.

Tokenized ETF Shares will have no differences in voting, economic, or other rights from ETF Shares held through DTC or other conventional book-entry arrangements. ETF Shares held through DTC (or other conventional book-entry arrangements) and Tokenized ETF Shares will be exchangeable on a one-for-one basis in accordance with the procedures described in this Application.

C.	Authoritative Share Register; Transfer Agent Oversight

The Transfer Agent will maintain the authoritative official shareholder record for the Fund’s shares, including ETF Shares held through DTC and any ETF Shares recorded on the Official Share Register. The DLT Platform is a controlled recordkeeping and transfer component that supports the Transfer Agent’s administration of Tokenized ETF Shares. The DLT Platform record will not replace or supersede the Official Share Register. In any discrepancy between the DLT Platform record and the Official Share Register, the Official Share Register will control.15

[15]	See SEC Division of Trading and Markets: Frequently Asked Questions Relating to Crypto Asset Activities and Distributed Ledger Technology (May 15, 2025; updated December 17, 2025), Question 10 (discussing the use of distributed ledger technology by a registered transfer agent and emphasizing that the transfer agent’s records constitute the official securityholder record).

The Transfer Agent will reconcile, at least daily, (i) the position in ETF Shares reflected through DTC (or its nominee) and (ii) the position in ETF Shares reflected as Tokenized ETF Shares on the DLT Platform against the Official Share Register, and will maintain procedures reasonably designed to prevent any ETF Share from being reflected simultaneously through DTC and as a Tokenized ETF Share.

For avoidance of doubt, record ownership on the Official Share Register will continue to be reflected in the name of the applicable record owner (e.g., DTC’s nominee for ETF Shares held through DTC; or a participating Regulated Intermediary, or its nominee, for Tokenized ETF Shares). A Whitelisted Wallet address is a technical identifier associated with a participating record owner for purposes of the DLT Platform and does not, by itself, represent a separate class of shares or a separate shareholder of the Fund.

D.	DLT Platform Perimeter and Control Features

For purposes of this Application, the term “DLT Platform” refers generically to the controlled distributed ledger recordkeeping component and associated software, smart-contract logic (if any), and interfaces that the Transfer Agent uses to record Tokenized ETF Share positions and to process authorized transfers. The DLT Platform may utilize a permissioned distributed ledger, a permissioned overlay on a public blockchain, or another controlled distributed ledger architecture. The Application is intended to be technology-neutral and does not request relief premised on any specific blockchain protocol.

The DLT Platform is a recordkeeping and transfer mechanism only. The DLT Platform will not: (i) provide trade execution, order matching, or price discovery; (ii) provide clearing services or guarantee settlement; or (iii) operate as a marketwide settlement utility. The DLT Platform will not be used to sponsor or operate any onchain trading venue. Any participation of Tokenized ETF Shares, in trading venues that employ tokenized or on-chain settlement will occur through such venues’ own systems and not through the DLT Platform.

The DLT Platform may be operated on one or more permissioned distributed ledger instances and may be upgraded, migrated, or replaced over time, including through changes in vendors, protocols, or infrastructure providers, provided that any such changes are implemented under the oversight of the Fund’s Board and are subject to written policies and procedures reasonably designed to ensure that: (i) Tokenized ETF Shares continue to be held only in Whitelisted Wallets associated with Regulated Intermediaries; (ii) the DLT Platform continues to function solely as a recordkeeping and transfer overlay and not as a trading venue; and (iii) all reconciliation, mint/burn, and control features described in this Application and in the conditions to the Order remain satisfied.

To maintain a controlled holding and transfer perimeter, the DLT Platform will incorporate technical and procedural controls designed to: (i) permit Tokenized ETF Shares to be held only in Whitelisted Wallets; (ii) prevent transfers to non-Whitelisted Wallet addresses; and (iii) support investigation and remediation of error, fraud, or other exceptional events consistent with applicable law and Fund policies (for example, through the ability to restrict transfers involving a compromised Whitelisted Wallet, and, where supported by the chosen protocol, to reverse or recredit positions in limited circumstances pursuant to documented procedures approved by the Fund’s Board, which procedures will specify the permissible triggers (e.g., erroneous transfer, compromised Whitelisted Wallet), required approvals, notice and documentation requirements, and how the Transfer Agent will ensure fair and consistent treatment of affected shareholders.”

E.	Whitelisted Wallet Model; No Retail Self-Custody

As used herein, “Regulated Intermediary” means: (i) a broker-dealer registered under Section 15 of the Exchange Act; or (ii) a bank or trust company subject to supervision by a U.S. federal or state banking regulator that is permitted to hold securities for customers in custody or omnibus arrangements under applicable law. Multiple Regulated Intermediaries may be permissioned to maintain Whitelisted Wallets on the DLT Platform, and a single Regulated Intermediary may maintain multiple Whitelisted Wallets, in each case subject to the eligibility, onboarding, and oversight procedures described in this Application. The DLT Platform will be configured so that Tokenized ETF Shares may be held only in Whitelisted Wallets associated with Regulated Intermediaries and will not be held in self-hosted retail wallets.

Tokenized ETF Shares will be held only through Whitelisted Wallets that are approved by the Transfer Agent for Regulated Intermediaries acting for themselves or, as applicable, in omnibus or custodial capacity for their customers. The Transfer Agent’s wallet-approval and monitoring program will focus on Regulated Intermediaries (including Authorized Participants and, as applicable, broker-dealers participating in an ATS) and their designated wallet addresses. The Transfer Agent will not establish direct customer relationships with retail investors for wallet-approval purposes; instead, each Regulated Intermediary will perform anti-money laundering/know your customer obligations and related onboarding procedures for its customers, and an ATS (if utilized) may impose additional participant- and customer-level eligibility requirements consistent with applicable law.

Retail investors will not hold Tokenized ETF Shares in self-hosted wallets. Any beneficial owner exposure to Tokenized ETF Shares will be through a Regulated Intermediary, which may provide a digital-wallet-interface-compatible experience to its customers while maintaining custody or control of the applicable Whitelisted Wallet address(es). Regulated Intermediaries will continue to be solely responsible for complying with applicable broker-dealer and bank regulatory requirements, including, as applicable, the customer protection, possession or control, and margin rules under the Exchange Act and the rules of self-regulatory organizations, in connection with their custody and use of ETF Shares (including ETF Shares reflected as Tokenized ETF Shares).

F.	Trade Execution on Exchanges/ATSs; Settlement-Linked Transfers

Any secondary-market trading in ETF Shares (including positions held as Tokenized ETF Shares) will occur only through registered broker-dealers on a national securities exchange or, as applicable, through registered broker-dealers on an ATS. The DLT Platform will not facilitate trading, solicit orders, or provide a mechanism for price negotiation or execution.

Tokenized ETF Shares may be transferred on the DLT Platform between Whitelisted Wallets as a method of recording delivery of ETF Shares in connection with: (i) Creation Unit transactions in the primary market; (ii) settlement of secondary-market trades executed through registered broker-dealers on a national securities exchange or, as applicable, through registered broker-dealers on an ATS; (iii) conversions between conventional book-entry form and Tokenized ETF Shares; and (iv) limited other permitted non-sale transfers, as described below.16

For transfers that are intended to reflect settlement of an executed secondary-market transaction, the Transfer Agent will process DLT transfer instructions only from participating Regulated Intermediaries (and, as applicable, Authorized Participants) pursuant to written procedures designed to link such transfers to executed trades on regulated venues and to maintain appropriate books-and-records traceability at the intermediary level. Consistent with this perimeter, any cash movement associated with a trade (including any delivery-versus-payment settlement mechanics) will occur through conventional arrangements outside the DLT Platform; the DLT Platform will not hold, transmit, or settle cash or crypto assets. Any margin, collateral, or financing arrangements relating to ETF Shares, including ETF Shares reflected as Tokenized ETF Shares, will occur outside the DLT Platform and will be effected and recorded in the systems of Regulated Intermediaries in accordance with applicable law and the rules of self-regulatory organizations.

G. Mint/Burn; DTC/Omnibus Posture; One-for-One Exchangeability and No-Duplicates Controls

ETF Shares are expected to be eligible for DTC’s book-entry services and to be held in the secondary market through DTC (or its nominee) in the customary ETF structure. A shareholder that wishes to hold ETF Shares in tokenized form may, through a Regulated Intermediary, request that ETF Shares be withdrawn from DTC and credited on the Official Share Register to the relevant record owner associated with a Whitelisted Wallet, at which point the Transfer Agent will mint a corresponding number of Tokenized ETF Shares on the DLT Platform. Conversely, Tokenized ETF Shares may be converted back to conventional book-entry form by burning the Tokenized ETF Shares and transferring the corresponding ETF Shares to DTC’s nominee or other conventional book-entry arrangements, as described in this Application.17

[16]	See Division of Trading and Markets, SEC, No-Action Letter to The Depository Trust Company re: Development of the DTCC Tokenization Services (Dec. 11, 2025) (describing, among other features, Registered Wallet controls, transfer restrictions to approved wallets, and protocol features designed to support distribution control and limited transaction reversibility, and noting that any delivery-versus-payment settlement would occur away from and without involvement by DTC).

[17]	See Securities Exchange Act Release No. 34-103989 (Sept. 16, 2025) (File No. SR-NASDAQ-2025-072) (notice of filing of proposed Nasdaq rule change addressing trading of listed securities “in tokenized form” and describing a “tokenization flag” used to communicate a preference for tokenized post-trade clearing and settlement).

ETF Shares will be issued and redeemed only in Creation Units through Authorized Participants. Tokenized ETF Shares will be created (“minted”) only when ETF Shares are credited on the Official Share Register to the relevant record owner associated with a Whitelisted Wallet (including in connection with a Creation Unit transaction or a conversion of ETF Shares from conventional book-entry form), and will be extinguished (“burned”) when the corresponding ETF Shares are withdrawn from tokenized form (including in connection with a Creation Unit redemption or a conversion back to conventional book-entry form). The Transfer Agent will mint Tokenized ETF Shares on the DLT Platform only after the Fund has issued the corresponding number of ETF Shares and the Official Share Register reflects the corresponding credit, and will burn Tokenized ETF Shares only after the Official Share Register reflects a corresponding debit.

Conversions between conventional book-entry form and Tokenized ETF Shares will be effected only through the Transfer Agent and the relevant Regulated Intermediary, under written procedures designed to ensure a one-for-one correspondence and to prevent any duplicate reflection of shares, and to promptly identify, investigate, remediate, and document any discrepancy. In all cases, an ETF Share will be reflected either (i) through DTC’s nominee on the Official Share Register (conventional book-entry form) or (ii) as credited to a record owner associated with a Whitelisted Wallet and represented as a Tokenized ETF Share on the DLT Platform, but not both.

For avoidance of doubt, ETF Shares reflected as Tokenized ETF Shares in a Whitelisted Wallet constitute the same security, with the same CUSIP and the same economic, voting, and other rights, as ETF Shares held through conventional book-entry arrangements. Subject to applicable law and the terms of their customer and counterparty agreements, Regulated Intermediaries may treat ETF Shares that are recorded as Tokenized ETF Shares as eligible for the same types of collateral, margin, financing, and clearing arrangements as ETF Shares held through conventional book-entry arrangements, and the ability to convert between conventional book-entry form and Tokenized ETF Shares is intended to preserve, and not expand, such uses.

Subject to applicable law and their customer and counterparty agreements, Regulated Intermediaries may elect to convert ETF Shares that they hold for or on behalf of customers or omnibus accounts between conventional book-entry form (including through DTC) and Tokenized ETF Shares on a programmatic or automated basis, including in connection with sweep programs, model portfolios, or other discretionary account features. Any such conversions will occur only on a one-for-one basis between ETF Shares and Tokenized ETF Shares, will not change the price or economic terms applicable to investors’ ETF holdings, and will be reflected through corresponding debits and credits on the Official Share Register and, as applicable, in the records of DTC and the DLT Platform. For avoidance of doubt, such conversions will be treated as changes in the form of holding of existing ETF Shares and not as separate purchases of ETF Shares from the Fund or redemptions of ETF Shares by the Fund.

To the extent Tokenized ETF Shares are transferred in connection with trades executed on an ATS, the ability to exchange Tokenized ETF Shares for ETF Shares held through DTC (and vice versa) is intended to provide a mechanism for market participants to align prices across venues and forms and to support the customary ETF arbitrage process.

H.	Transfer Restrictions Preventing “Trading-by-Transfer”

The Transfer Agent will restrict transfers of Tokenized ETF Shares so that such transfers may occur only between Whitelisted Wallets and only pursuant to transfer instructions from the relevant Regulated Intermediaries (and, as applicable, Authorized Participants) that are consistent with applicable law and the Fund’s policies and procedures. The DLT Platform will incorporate technical controls (including, as applicable, smart-contract restrictions) designed to prevent any transfer of Tokenized ETF Shares to a non-Whitelisted Wallet address.

Tokenized ETF Shares may not be transferred on the DLT Platform as a substitute for secondary-market trading outside regulated venues. Accordingly, any transfer that is intended to reflect a change in beneficial ownership for consideration will occur only as part of the settlement of a transaction executed through registered broker-dealers on a national securities exchange or, as applicable, through registered broker-dealers on an ATS. Permitted non-sale transfers (if any) will be limited to transfers that are (i) not effected for consideration between different beneficial owners and (ii) processed by Regulated Intermediaries under written procedures reasonably designed to prevent circumvention of exchange or ATS trading and to maintain appropriate records for regulatory and compliance purposes. Such permitted non-sale transfers may include, by way of example, internal reallocations among omnibus, margin, custodial, or collateral accounts of a single Regulated Intermediary or its affiliates, transfers by operation of law, and certain internal account movements.

For any permitted non-sale transfer processed on the DLT Platform, the processing Regulated Intermediary will maintain documentation sufficient to support the non-sale characterization and will provide an attestation (in a format specified by the Transfer Agent) that the transfer is not effected for consideration between different beneficial owners.

I.	Records, Examination Access, and Auditability

Applicants will maintain, or cause to be maintained, all records required by the Act and applicable rules, including the Fund’s books and records and the Transfer Agent’s records, in a manner that is readily accessible for Commission examination. The Transfer Agent will be able to produce, in a human-readable format, records of Tokenized ETF Share ownership and transfers reflected on the DLT Platform and will maintain time-stamped audit logs reasonably designed to support Commission examination, surveillance, and reconciliation, and to permit reconstruction of all material Tokenized ETF Share activity.

J.	Voting and Shareholder Communications

Tokenization does not alter the voting rights of ETF Shares. Beneficial owners of ETF Shares held through DTC will receive proxy materials and provide voting instructions through their intermediaries in accordance with customary ETF proxy processes. Beneficial owners of Tokenized ETF Shares will likewise receive proxy materials through their Regulated Intermediary, which will transmit voting instructions to the record owner in a manner consistent with the Official Share Register and applicable law. The Fund will not utilize the DLT Platform for on-chain governance or proxy voting.

K.	Blockchain Transaction Fees and Expense Allocation

Depending on the DLT protocol selected, certain on-chain actions may require payment of network transaction fees (e.g., “gas”). The Fund does not intend to hold or use crypto assets to pay such fees. Instead, such fees will be borne by the transacting Regulated Intermediary or Authorized Participant or, if advanced by the Transfer Agent or another service provider, reimbursed in U.S. dollars pursuant to disclosed fee schedules. Any expenses borne by the Fund in connection with the DLT Platform will be treated as Fund expenses and allocated in accordance with the Fund’s Rule 18f-3 plan. Any Fund-borne expenses attributable to the DLT Platform will be allocated solely to the ETF Shares and will not be borne by any Mutual Fund Class.

L.	Broker-Dealer Hypothecation and Margin Practices

The tokenized book-entry arrangement for ETF Shares described in this Application is intended to function as a recordkeeping overlay and is not intended to modify the treatment of ETF Shares under the federal securities laws and self-regulatory organization rules applicable to broker-dealers and banks, including rules governing customer protection, margin, custody, securities lending, and hypothecation of securities. Any use of ETF Shares, including ETF Shares reflected as Tokenized ETF Shares, as margin or collateral by Authorized Participants or other Regulated Intermediaries will continue to be governed solely by such laws and rules and will occur outside the DLT Platform. The DLT Platform will not implement, facilitate, or provide functionality for margin loans, securities lending, rehypothecation chains, or other financing transactions as distinct on-chain features or services. The DLT Platform will record transfers only to the extent necessary to reflect changes in record ownership that are permitted under this Application and are consistent with the Fund’s policies and procedures.

VI.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the requested relief described in this Application meets these standards.

VII.	LEGAL ANALYSIS AND DISCUSSION

A.	Overview of Necessity and Scope of Relief

The Fund operates within the framework of Rule 6c-11 under the Act and the Multi-Class Order, and this Application is expressly incremental to that framework. Applicants seek this supplemental Order under Sections 6(c) and 17(b) solely to the extent necessary to permit the Transfer Agent to record and reflect ETF Shares in tokenized book-entry form within the controlled perimeter described in Section V. In particular, the requested relief is limited to permitting (i) the recording of ETF Share positions as Tokenized ETF Shares associated with Transfer Agent-approved Whitelisted Wallets, (ii) the processing of limited transfers among Whitelisted Wallets that are permitted only to record issuance, redemption, and conversion activity or the delivery of ETF Shares in connection with trades executed through registered broker-dealers on a national securities exchange or ATS, and (iii) one-for-one conversions between conventional book-entry holdings (including through DTC) and Tokenized ETF Shares through mint and burn mechanics. These tokenized recordkeeping and controlled transfer mechanics are integral to the tokenized book-entry arrangement and, absent the requested Order, could create uncertainty under the provisions of the Act and the Commission’s prior orders and interpretations regarding redeemable securities, multiple classes of shares, pricing and purchase and redemption requirements, and affiliated transactions as discussed below. The requested exemptions are therefore limited to, and conditioned on, the tokenized recordkeeping and controlled transfer mechanics described in this Application and the conditions in Section VIII, and do not alter the Fund’s investment operations, Creation Unit process, or the requirement that secondary-market trading occur only on regulated venues through registered broker-dealers.

B.	Sections 2(a)(32) and 5(a)(1)

Section 2(a)(32) of the Act defines a “redeemable security,” and Section 5(a)(1) defines an “open-end company” by reference to the issuance of redeemable securities. ETF Shares are not individually redeemable, but instead are issued and redeemed only in Creation Units through Authorized Participants, and are bought and sold in the secondary market at market-determined prices. The ETF framework reflected in Rule 6c-11 addresses these features by treating an ETF share as a “redeemable security,” subject to the rule’s conditions.18

[18]	See Adopting Release, supra note 4 (discussing treatment of ETF shares as “redeemable securities” notwithstanding secondary-market trading at market-determined prices and Creation Unit redemption mechanics).

To the extent necessary in connection with ETF Shares that are recorded and held as Tokenized ETF Shares pursuant to the controlled tokenized book-entry mechanics described herein, the requested relief would permit the ETF Shares to be treated as redeemable securities, and the Fund to be treated as an open-end management investment company, notwithstanding that ETF Shares are redeemable only in Creation Units and are bought and sold in the secondary market at market-determined prices. Tokenization does not alter the redemption rights of ETF Shares, the Creation Unit process, or the operation of the arbitrage mechanism. Tokenized ETF Shares therefore do not implicate the policy concerns underlying Sections 2(a)(32) and 5(a)(1) differently than conventional ETF Shares, provided that the tokenization arrangement remains within the controlled perimeter described in this Application and the requested Order.

C.	Sections 18(f)(1) and 18(i) and Rule 18f-3

Section 18(f)(1) generally prohibits an open-end management investment company from issuing any “senior security,” and Section 18(i) generally requires that every share of stock issued by a registered management company be a voting stock and have equal voting rights with every other outstanding voting stock. Rule 18f-3 permits open-end funds to issue multiple classes of shares representing interests in the same portfolio, subject to specified conditions and the adoption of a written plan describing the allocation of expenses and voting rights among classes.

The Multi-Class Order permits the Fund to offer one ETF Class and one or more Mutual Fund Classes and contemplates the operation of a Rule 18f-3 Plan to address expense allocation and voting rights among classes. Tokenized ETF Shares do not add another class of shares. Tokenized ETF Shares represent ETF Shares in tokenized book-entry form and have the same voting rights and the same economic and other rights as ETF Shares held through conventional book-entry arrangements. For the avoidance of doubt, the tokenized book-entry arrangement will not result in the issuance of any “senior security” within the meaning of Section 18(f)(1), will not create any differential voting or other preferential rights among ETF shareholders, and will not alter the operation of the Fund’s Rule 18f-3 Plan with respect to the allocation of expenses and voting rights among the ETF Class and any Mutual Fund Classes.19 Tokenization therefore does not introduce leverage, does not create priority among shareholders, and does not create a new class-level conflict of interest beyond those addressed through the Multi-Class Order conditions and the Fund’s Rule 18f-3 Plan.

[19]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 23064 (Mar. 13, 1998), 63 Fed. Reg. 13,916 (Mar. 23, 1998) (adopting Rule 18f-3 under the Act).

Applicants believe that, with the conditions described in this Application, the tokenized book-entry arrangement is consistent with the policy concerns underlying Section 18—namely, avoiding inappropriate leverage and preferential rights, minimizing conflicts among classes, and reducing the risk of investor confusion. In particular, disclosures will make clear that Tokenized ETF Shares are not a different investment product, that they represent ETF Shares, and that the Official Share Register maintained by the transfer agent is authoritative.

D.	Sections 22(d), 22(e), and Rule 22c-1

Section 22(d) generally prohibits a dealer from selling a redeemable security except at a price described in the security’s current prospectus. Rule 22c-1 generally requires that transactions in redeemable securities of a registered investment company be effected at a price based on the NAV next computed after receipt of an order. Section 22(e) generally prohibits an open-end fund from postponing payment of redemption proceeds for more than seven days after tender of a redeemable security for redemption, except as the Commission may permit by rules and regulations for the protection of security holders.

ETF Shares are designed to trade in the secondary market at market-determined prices rather than at NAV, and ETF creations and redemptions in Creation Units are effected at NAV. Rule 6c-11 addresses this ETF market structure by providing conditional relief from Section 22(d) and Rule 22c-1 with respect to secondary-market trading at market-determined prices, and limited relief from Section 22(e) in specified circumstances involving foreign investments in baskets. Applicants request relief, solely to the extent necessary to permit the controlled tokenized book-entry recordkeeping and delivery-recordation mechanics described in Section V and conditioned in Section VIII, that is consistent with these ETF principles and applies equally to ETF Shares when reflected as Tokenized ETF Shares.

Tokenized ETF Shares will not be transferred for consideration outside regulated trading venues. Any secondary-market purchase and sale of ETF Shares (including ETF Shares reflected as Tokenized ETF Shares) will occur through national securities exchanges or registered ATS’s via registered broker-dealers, and the tokenized transfer mechanics will function as a controlled delivery and recordkeeping component for positions held through Whitelisted Wallets. In addition, any conversion or exchangeability between conventional book-entry ETF Shares and Tokenized ETF Shares is intended to be a change in the form of holding and recordation, and not a purchase or redemption at a price other than the applicable NAV or market price determined through the applicable trading venue. In all cases, consideration for secondary-market transactions in ETF Shares (including ETF Shares reflected as Tokenized ETF Shares) will move only through conventional, off-chain cash settlement channels and will not be transmitted, matched, or otherwise facilitated on the DLT Platform. With these constraints and conditions, Applicants believe the requested relief is consistent with the policy of Section 22 and protects investors.

E.	Sections 17(a)(1) and 17(a)(2)

Section 17(a)(1) generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from selling any security or other property to the company. Section 17(a)(2) generally prohibits such persons from purchasing any security or other property from the company. In-kind creations and redemptions of Creation Units may involve the Fund purchasing securities from, or selling securities to, an Authorized Participant or other person that could be an affiliated person of the Fund solely because it owns 5% or more of the Fund’s outstanding shares. Rule 6c-11 provides conditional exemptive relief for certain affiliated persons in connection with the deposit and receipt of baskets.

Applicants request an exemption from Sections 17(a)(1) and 17(a)(2), under Sections 6(c) and 17(b) of the Act, to permit in-kind purchases and redemptions in connection with Creation Unit transactions in these circumstances, subject to the conditions described in this Application and consistent with the ETF framework reflected in Rule 6c-11. Applicants believe that the requested affiliated-transaction relief is appropriate because: (i) the creation and redemption process is integral to ETF operations and the arbitrage mechanism; (ii) basket transactions will be effected in accordance with transparent, objective procedures and valuation practices designed to prevent dilution; (iii) any affiliation is limited to the circumstances described herein (e.g., ownership-based affiliation) and does not result in the type of overreaching Section 17(a) is intended to prevent; and (iv) tokenization does not change the economic substance of the basket transactions, but only provides an optional recordkeeping form for ETF Shares.

In the context of Tokenized ETF Shares, Applicants further believe that the standards of Section 17(b) are satisfied because the tokenized book-entry arrangement does not change the economic substance, pricing, or counterparties of Creation Unit transactions, and does not introduce new channels for overreaching. Creation Unit baskets will continue to be constructed and valued in accordance with Rule 6c-11 and the Fund’s basket policies, and any affiliated persons participating in Creation Unit transactions will do so on the same terms and conditions as unaffiliated participants. The DLT Platform functions solely as a controlled recordkeeping and transfer overlay for ETF Shares and does not alter the consideration paid or received, the identity of the Fund’s trading counterparties, or the allocation of transaction costs; accordingly, the use of Tokenized ETF Shares in Creation Unit transactions does not create additional conflicts of interest or opportunities for unfair advantage relative to conventional book-entry ETF Shares.

VIII.	CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following conditions, which are intended to supplement, and not replace, the terms and conditions of the Multi-Class Order and to provide additional protections specific to Tokenized ETF Shares.

1.	The Fund will permit ETF Shares to be recorded and held through the DLT Platform as Tokenized ETF Shares, as described in this Application.

2.	The Fund will comply with all applicable terms and conditions of the Multi-Class Order.

3.	The ETF Shares will comply with all provisions of Rule 6c-11 under the Act, as modified solely by the terms and conditions of the Multi-Class Order and this Order.

4.	The Fund will adopt and implement a Rule 18f-3 Plan and will comply in all respects with the requirements of Rule 18f-3, except to the extent such compliance is modified by the terms and conditions of the Multi-Class Order and the Order. Any Fund-borne expenses attributable to the DLT Platform and Tokenized ETF Shares will be allocated solely to the ETF Shares and will not be borne by any Mutual Fund Class.

5.	The Fund will have no more than one ETF Class. The ETF Shares will be the only ETF Class of the Fund. Tokenized ETF Shares represent ETF Shares recorded through the DLT Platform and do not constitute a separate ETF Class.

6.	The ETF Shares (including ETF Shares reflected as Tokenized ETF Shares) will be issued and redeemed only in Creation Units. The Fund will not accept or process any transaction on the DLT Platform as a purchase of ETF Shares from the Fund or a redemption of ETF Shares by the Fund. Conversions between conventional book-entry holdings (including through DTC) and Tokenized ETF Shares, including conversions implemented by Regulated Intermediaries on a programmatic or automated basis for customer or omnibus accounts, will occur only on a one-for-one basis, will not change the price or economic terms applicable to investors’ ETF holdings, and will be treated solely as changes in the form of holding of existing ETF Shares and not as separate purchases of ETF Shares from the Fund or redemptions of ETF Shares by the Fund.

7.	Secondary-market transactions in ETF Shares (including ETF Shares reflected as Tokenized ETF Shares) will occur at market-determined prices on the Exchange or, as applicable, through registered broker-dealers on an ATS. The DLT Platform will not provide order matching, trade execution, price discovery, clearance, or market-wide settlement services and will not be used to operate any on-chain or blockchain-based trading venue for ETF Shares.

8.	The Transfer Agent will maintain the Official Share Register, including ETF Shares held through DTC and ETF Shares reflected as Tokenized ETF Shares. In any discrepancy between the Official Share Register and the DLT Platform record, the Official Share Register will control.

9.	Tokenized ETF Shares may be held only through Whitelisted Wallets associated with Regulated Intermediaries and approved by the Transfer Agent in accordance with written policies and procedures. Tokenized ETF Shares will not be held in self-hosted retail wallets.

10.	The Transfer Agent (or the Fund, through the Transfer Agent) will enter into written agreements or written onboarding terms with each participating Regulated Intermediary (including, as applicable, Authorized Participants and broker-dealers participating in an ATS) that address, as applicable: (i) Whitelisted Wallet designation and controls; (ii) transfer-instruction protocols and authentication; (iii) recordkeeping and auditability sufficient for the Transfer Agent to perform its functions and for the Fund to meet its obligations under the Act; (iv) procedures designed to prevent transfers for consideration outside the settlement of trades executed on a national securities exchange or ATS; and (v) cooperation with the Transfer Agent in connection with reconciliation, error correction, and investigations of operational incidents relating to Tokenized ETF Shares.

11.	For any DLT Platform transfer instruction intended to reflect a change in beneficial ownership for consideration, the Transfer Agent will process such instruction only upon receipt from a participating Regulated Intermediary of an order/trade record evidencing execution on a national securities exchange or ATS, including at a minimum: (i) the executing venue identifier; (ii) execution timestamp; (iii) quantity; (iv) contra-party broker identifier; and (v) a unique transaction identifier. The Transfer Agent will maintain such records (or cause such records to be maintained) in an auditable, human-readable form consistent with Section 31 of the Act.

12.	The DLT Platform will be configured to permit transfers of Tokenized ETF Shares only between Whitelisted Wallets and only pursuant to transfer instructions that are validated through procedures maintained by the Transfer Agent and the relevant participating Regulated Intermediaries (and, as applicable, Authorized Participants). The DLT Platform will incorporate technical controls (including, as applicable, smart-contract restrictions) designed to prevent any transfer of Tokenized ETF Shares to a non-Whitelisted Wallet address.

13.	Transfers of Tokenized ETF Shares on the DLT Platform may occur only: (i) in connection with creations and redemptions in the primary market; (ii) as a method of recording delivery and settlement of secondary-market trades executed through registered broker-dealers on a national securities exchange or ATS; (iii) in connection with conversions between conventional book-entry holdings (including through DTC) and Tokenized ETF Shares; and (iv) in connection with limited other permitted non-sale transfers that are not effected for consideration between different beneficial owners and that are processed by Regulated Intermediaries pursuant to procedures reasonably designed to prevent circumvention of a national securities exchange or ATS trading and to maintain appropriate records. Such non-sale transfers may include, by way of example, internal reallocations among omnibus, margin, custodial, or collateral accounts of a single Regulated Intermediary or its affiliates, transfers by operation of law, and certain internal account movements.

14.	ETF Shares will be created (“minted”) only when ETF Shares are credited on the Official Share Register to the record owner associated with a Whitelisted Wallet (including in connection with a Creation Unit transaction or a conversion of ETF Shares from conventional book-entry form). Tokenized ETF Shares will be extinguished (“burned”) when the corresponding ETF Shares are withdrawn from tokenized form (including in connection with a Creation Unit redemption or a conversion back to conventional book-entry form). The Transfer Agent will mint Tokenized ETF Shares on the DLT Platform only after the Fund has issued the corresponding number of ETF Shares and the Official Share Register reflects the corresponding credit, and will burn Tokenized ETF Shares only after the Official Share Register reflects a corresponding debit.

15.	The Transfer Agent will reconcile, at least daily, the Official Share Register with the DLT Platform record for Tokenized ETF Shares and with the position in ETF Shares reflected through DTC (or its nominee), and will maintain procedures reasonably designed to ensure a one-for-one correspondence between ETF Shares held through DTC and ETF Shares reflected as Tokenized ETF Shares, to prevent any duplicate reflection of shares, and to promptly identify, investigate, remediate, and document any discrepancy. Tokenized ETF Shares will be exchangeable on a one-for-one basis for ETF Shares held through DTC (and vice versa) in accordance with written procedures maintained by the Transfer Agent and the relevant participating Regulated Intermediaries.

16.	The Applicants will maintain (and the Fund will implement) policies and procedures reasonably designed to address cybersecurity, information security, operational resiliency, vendor management, and business continuity risks associated with the DLT Platform and the processes described in this Application. Such policies and procedures will include controls reasonably designed to address compromised credentials or operational incidents affecting Whitelisted Wallets and to restrict further transfers involving a compromised Whitelisted Wallet, consistent with applicable law and Fund policies.

17.	The Fund’s Board, including a majority of the independent directors, will approve the Fund’s initial use of the DLT Platform and the policies and procedures governing Tokenized ETF Shares, including whitelisting, transfer restrictions, reconciliation, exchangeability, and related operational and risk-management controls. The Adviser will provide the Board with periodic reports regarding the operation of Tokenized ETF Shares, no less frequently than annually, including, as applicable: (i) volumes and activity levels; (ii) participating intermediaries; (iii) material Fund-borne costs and expenses (if any) attributable to tokenization; (iv) material cybersecurity and operational incidents; and (v) any material exceptions, reconciliations breaks, or remediation events.

18.	The Fund will ensure that books and records relating to Tokenized ETF Shares and the DLT Platform are maintained in a manner that is accessible, auditable, and capable of being produced in human-readable form consistent with Section 31 of the Act and the rules thereunder and other applicable law.

19.	The Fund’s prospectus, statement of additional information, and other shareholder communications will clearly describe Tokenized ETF Shares as ETF Shares held in tokenized book-entry form through the DLT Platform and will describe the material operational features and risks associated with Tokenized ETF Shares, including whitelisting restrictions, exchangeability procedures, proxy-voting mechanics, and the allocation or bearing of any blockchain network transaction fees or other tokenization-related costs.

20.	Any programmatic or automated conversion of ETF Shares between conventional book-entry form and Tokenized ETF Shares by a Regulated Intermediary for customer accounts will be conducted only pursuant to customer disclosures reasonably designed to inform affected beneficial owners of the form of holding and any material operational differences, and will provide customers with a reasonable means to decline or opt out of such conversion, consistent with applicable law and the Regulated Intermediary’s account agreements.

21.	All marketing and sales materials will clearly identify Tokenized ETF Shares as a holding/recordkeeping arrangement for ETF Shares and will not present Tokenized ETF Shares as a separate fund, a separate investment portfolio, or a mutual fund share class.

22.	Applicants will not materially change the tokenization features described in this Application in a manner that would be inconsistent with the representations or conditions of the Order—including, without limitation, by permitting Tokenized ETF Shares to be held in self-hosted retail wallets, by permitting transfers for consideration outside the settlement of trades executed on a national securities exchange or ATS, or by enabling the DLT Platform to provide order matching or trade execution—unless the Fund obtains any Commission relief that may be required.

23.	The Order will expire on the compliance date of any Commission rule that provides substantially similar relief for tokenized book-entry recordkeeping of fund shares or otherwise addresses the relief granted by the Order.

IX.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are 3050 K. Street NW, Suite 201, Washington, DC  20007 and 615 East Michigan Street, Milwaukee, WI  53202, respectively, for F/m Investments and the Company, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

X.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.  In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.

Applicants have caused this Application to be duly signed on their behalf on January 21, 2026.

F/M INVESTMENTS LLC

By:	/s/ Alexander R. Morris
Name: Alexander R. Morris
Title: Chief Executive Officer

THE RBB FUND, INC.

By:	/s/ Steven Plump
Name: Steven Plump
Title: President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Authorizations
Exhibits B-1 through B-2	Verifications

Exhibit A-1

AUTHORIZATION

THE RBB FUND, INC.

I, Steven Plump, do hereby certify that I am the President of The RBB Fund, Inc. (the “Company”).  I further certify that the following resolutions were duly adopted by the directors of the Company and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Company be, and each hereby is, authorized to prepare or cause to be prepared, execute, and file with the U.S. Securities and Exchange Commission, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Company from certain provisions of the Act as described in the Exemptive Application, to permit F/m US Treasury 3 Month Bill ETF, a series of the Company, to offer an optional tokenized recordkeeping and controlled transfer mechanism for exchange-traded shares; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 21st day of January, 2026.

By:	/s/Steven Plump
Name:	Steven Plump
Title:	President

Exhibit A-2

AUTHORIZATION

F/M INVESTMENTS LLC

I, Alexander R. Morris, do hereby certify that I am the Chief Executive Officer of F/m Investments LLC (the “Advisor”). I further certify that the following resolutions were duly adopted under appropriate authority on behalf of the Advisor and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Advisor be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the SEC, in consultation with counsel, an application, and any amendments thereto, for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (“Act”) granting exemptions from certain provisions of the Act to permit F/m US Treasury 3 Month Bill ETF, a series of The RBB Fund, Inc., advised by the Advisor to offer an optional tokenized recordkeeping and controlled transfer mechanism for exchange-traded shares; and

FURTHER RESOLVED, that the officers of the Advisor be, and each of them hereby is, authorized and instructed to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 21st day of January, 2026.

By:	/s/ Alexander R. Morris
Name:	Alexander R. Morris
Title:	Chief Executive Officer

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached application for exemption dated January 21, 2026, for and on behalf of The RBB Fund, Inc., that he is the President of The RBB Fund, Inc., and that all actions by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE RBB FUND, INC.

By:	/s/ Steven Plump
Name:	Steven Plump
Title:	President

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application for exemption dated January 21, 2026, for and on behalf of F/m Investments LLC, that he is the Chief Executive Officer of F/m Investments LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

F/M INVESTMENTS LLC

By:	/s/ Alexander R. Morris
Name:	Alexander R. Morris
Title:	Chief Executive Officer